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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TOWER AUTOMOTIVE, INC.

Full Name of Registrant

Former Name if Applicable

27175 HAGGERTY ROAD

Address of Principal Executive Office (Street and Number)

NOVI, MICHIGAN 48377

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K of Tower Automotive, Inc. (the “Company”) for the year ended December 31, 2005 could not be filed by March 31, 2006 because the Company could not complete the preparation of the required information without unreasonable effort and expense. The Company does not expect the Form 10-K to be completed within the extended time frame permitted under Rule 12b-25. The Company intends to file its Form 10-K for the year ended December 31, 2005 as soon as all information necessary to complete such report is available to the Company.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

CHRISTOPHER T. HATTO	248	675-6000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☑   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a substantial net loss for the year ended December 31, 2005. However, such loss is expected to be significantly lower than the net loss of $533.9 million recognized during the year ended December 31, 2004. The net loss for 2004 reflected a goodwill impairment charge of $337.2 million.

TOWER AUTOMOTIVE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ CHRISTOPHER T. HATTO
CHRISTOPHER T. HATTO CHIEF ACCOUNTING OFFICER